

Entity Profile Information

Viewed on September 30, 2022

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Status Information

Branch ID	Status	Effective Date
	NFA MEMBER APPROVED	11/15/2013
	SWAP DEALER PROVISIONALLY REGISTERED	10/09/2013
	EXEMPT FOREIGN FIRM APPROVED	11/20/1998
	NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG**	
	PRINCIPAL APPROVED	04/24/2019

Status History Information

Status	Effective Date
NFA MEMBER APPROVED	11/15/2013
SWAP DEALER PROVISIONALLY REGISTERED	10/09/2013
NFA MEMBER PENDING	10/02/2013
SWAP DEALER PENDING	10/02/2013
EXEMPT FOREIGN FIRM APPROVED	11/20/1998
EXEMPT FOREIGN FIRM PENDING	11/11/1998

NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG**

PRINCIPAL APPROVED	04/24/2019
PRINCIPAL PENDING	04/23/2019

Outstanding Requirements

Annual Due Date: 12/1/2022

4S SUBMISSIONS IN REVIEW

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012	

NFA ID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	11/20/1998	

NFA ID	Doing Business With	Start Date	End Date
0443305	EFFISSIMO CAPITAL MANAGEMENT PTE LTD	4/16/2020	
0495157	EFFISSIMO PARTNERS	4/16/2020	
0488686	PEARL DIVER CAPITAL LLP	8/17/2015	4/9/2019
0461493	JUPITER INVESTMENT MANAGEMENT LIMITED	12/11/2013	
0461442	ICAP ENERGY AS	4/29/2013	
0459466	ENTERPRISE COMMODITY SERVICES LIMITED	3/7/2013	9/4/2013
0410306	NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD	12/28/2012	1/7/2015
0318217	PVM OIL ASSOCIATES LTD	10/26/2012	12/5/2013
0303496	SOCIETE GENERALE	7/20/2011	
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP	9/10/2009	

Exemption Category	Exemption Type	Statement Date
FUTURES COMMISSION MERCHANT	30.10	9/30/1998



Business Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Name	CITIGROUP GLOBAL MARKETS LIMITED
Form of Organization	CORPORATION
Country	UNITED KINGDOM
Federal EIN	Not provided

Business Address

Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone Number	+44 20 7508-2668
Fax Number	+44 20 7508-6968
Email	LESLIE.COOMBS@CITI.COM
Website/URL	Not provided
CRD/IARD ID	Not provided
	CORPORATION
	F



Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	SUMANA
Last Name	SINHA
Title	GLOBAL EXPENSES MANAGEMENT TEAM
Street Address 1	CITIGROUP CENTRE 1 5TH FLOOR
Street Address 2	33 CANADA SQUARE
City	CANARY WHARF
Province	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	011-44-207-986-6327
Email	TRADING.EXPENSES@CITI.COM



Other Names

SALOMON BROTHERS INTERNATIONAL LIMITED
ALIAS

SALOMON BROTHERS INTERNATIONAL LTD
DBA   NOT IN USE



Location of Business Records

Viewed on September 30, 2022

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM



U.S. Address for the Production of Business Records

Viewed on September 30, 2022

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Office Of	CITIGROUP GLOBAL MARKETS INC.
Street Address 1	388 GREENWICH STREET
Street Address 2	ATTENTION: LEGAL & COMPLIANCE
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10013



Principal Information

Individual Information

NFA ID	0468062
Name	BARDRICK, JAMES
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-07-2013

NFA ID	0547546
Name	CHATTERJEE, BISWARUP
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-16-2022

NFA ID	0538968
Name	CLARK, SALLY
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-06-2021

NFA ID	0484489
Name	FALL, WILLIAM
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-06-2021

NFA ID	0380240
Name	FERNANDEZ DE YBARRA, FRANCISCO
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-03-2013

NFA ID	0519823
Name	FLOWERDAY, DAVID LEONARD
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-18-2019

NFA ID	0527216
Name	JAIN, DEEPAK
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-26-2020

NFA ID	0540535
Name	KHAN, RAHMAN ALI
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-06-2021

NFA ID	0522954
Name	MORTON, ANDREW JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-24-2020

NFA ID	0485735
Name	MOULDS, JONATHAN PAUL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-08-2022

NFA ID	0551559
Name	RAJA, AMIT ANIL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	PENDING

Effective Date	09-16-2022
NFA ID	0543500
Name	TASSELL, ANNE MAREE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-21-2022
NFA ID	0488977
Name	TROMBETTA, SANTO
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-23-2020
NFA ID	0515189
Name	WIMBORNE, ZOE VICTORIA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-02-2022

Holding Company Information

NFA ID	0388448
Full Name	CITIGROUP INC
10% or More Interest	Yes
Status	APPROVED
Effective Date	02-27-2014



Principal Name and Financial Interest

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Firms

Sponsor ID	Sponsor Name	Title(s)	10% or more interest?
0519517	CITIGROUP GLOBAL MARKETS EUROPE AG		Y



Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
UNITED KINGDOM	PRUDENTIAL REGULATORY AUTHORITY

Online Registration System
Agent Information

NFA ID

| 0291281 |  |

CITIGROUP GLOBAL MARKETS LIMITED

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Update

Current Agent

Agent ID	Agent Name	Start Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012

Agent History

Agent ID	Agent Name	Start Date	End Date

No information available



Doing Business With

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

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Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

DMP Filing System

- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

NFA ID [0291281] 🔍 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

❷ Archived Criminal Disclosure Matter Summary

There are currently no archived DMPs.



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Regulatory Disclosure Matter Summary

DMP Filing System

- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

NFA ID 0291281 🔍 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Regulatory Disclosure Matter Summary (6 DMPs)

Show 100 entries   Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	18410	IN PROCESS	FINANCIAL CONDUCT AUTHORITY	FINAL	8/2022		🗑️
	15096	06/07/2019	JUNE 2019, FINANCIAL SERVICES AGENCY OF JAPAN				
	15095	03/19/2017	GERMAN EQUITIES - DELAY IN FILING DISCLOSURES				
	15099	10/30/2013	MTS TRADING SUSPENSION 2005				
	15098	10/30/2013	LATE DISCLOSURE OF SUBSTANTIAL SHAREHOLDING IN SINGAPORE LISTED SECURITIES				
	15097	10/02/2013	2009 - CONSOB AND BREACH OF SHORT-SELLING RULES				

Online Registration System

Disciplinary Information - Financial Disclosures

NFA ID

| 0291281 |  |

CITIGROUP GLOBAL MARKETS LIMITED

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Update

Question J*

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

◉ Yes   ○ No

A matter requiring disclosure has already been reported under this question. To disclose a new matter, you must file a DMP in the DMP Filing System. In order to change the answer to "No," you must contact NFA.

* Required to file application.

Disciplinary Information - Financial Disclosure Matter Summary

DMP Filing System

- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

NFA ID 0291281 🔍 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Financial Disclosure Matter Summary (2 DMPs)

Show 100 entries   Search: _____

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	15100	10/02/2013	LEHMAN BROTHERS BANKRUPTCY PROCEEDINGS				
	15101	10/02/2013	TRIBUNE COMPANY BANKRUPTCY				

Online Registration System

NFA ID 0291281 🔍 CITIGROUP GLOBAL MARKETS LIMITED

- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.



Registration Contact Information

Viewed on September 30, 2022

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	LESLIE
Last Name	COOMBS
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	N/A
Email	LESLIE.COOMBS@CITI.COM

Online Registration System

Enforcement/Compliance Communication Contact Information

NFA ID

0291281 🔍

CITIGROUP GLOBAL MARKETS LIMITED

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Contact	Contact Information
LESLIE COOMBS	33 CANADA SQUARE LONDON E14 5LB UNITED KINGDOM PHONE: +44 20 7508 4987 LESLIE.COOMBS@CITI.COM



Membership Contact Information

Membership Contact

First Name	LESLIE
Last Name	COOMBS
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	+44 20 7508 4987
Email	LESLIE.COOMBS@CITI.COM

Accounting Contact

First Name	LESLIE
Last Name	COOMBS
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	+44 20 7508 4987
Email	LESLIE.COOMBS@CITI.COM

Arbitration Contact

First Name	LESLIE
Last Name	COOMBS
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	+44 20 7508 4987
Email	LESLIE.COOMBS@CITI.COM

Compliance Contact

First Name	LESLIE
Last Name	COOMBS
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	+44 20 7508 4987
Email	LESLIE.COOMBS@CITI.COM

Chief Compliance Officer Contact

First Name	LESLIE
Last Name	COOMBS
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	+44 20 7508 4987
Email	LESLIE.COOMBS@CITI.COM

Membership Information

NFA ID

0291281	

CITIGROUP GLOBAL MARKETS LIMITED

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Update

Indicate the category in which the Member intends to vote on NFA membership matters.*

◉ Swap Dealer

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below?*

○ Yes ◉ No

If yes, check all that apply:

☐ THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

☐ THE FARM CREDIT ASSOCIATION

☐ THE FEDERAL DEPOSIT INSURANCE CORPORATION

☐ THE FEDERAL HOUSING FINANCE AGENCY

☐ THE OFFICE OF THE COMPTROLLER OF THE CURRENCY

☐ THE SECURITIES AND EXCHANGE COMMISSION

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NFA ID [0291281] [Enter]   CITIGROUP GLOBAL MARKETS LIMITED

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Filing History

| NFA ID | 0291281 | Enter | CITIGROUP GLOBAL MARKETS LIMITED |
| Sponsor ID | | | |

Filter By:
Form Message

Process Date	Sponsor NFA ID	Form Message	User Name
01/20/2022		BUSINESS LOCATIONS CHANGED	WARDJ
12/02/2019		FIRM REGULATORY DMP ADDED - 16829	LOVEA
06/07/2019		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
06/07/2019		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOVEA
11/22/2017		BUSINESS LOCATIONS CHANGED	LOVEA
03/19/2017		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
08/24/2016		BUSINESS LOCATIONS CHANGED	LOVEA
03/18/2016		BUSINESS LOCATIONS CHANGED	LOVEA
05/07/2014		BUSINESS LOCATIONS CHANGED	LOVEA
10/30/2013		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
10/30/2013		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	LOVEA
10/30/2013		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
10/30/2013		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOVEA
10/30/2013		FIRM REGULATORY DISCLOSURE QUESTION E CHANGED	LOVEA
10/02/2013		FIRM APPLICATION FILED	LOVEA
10/06/2011		BUSINESS LOCATIONS CHANGED	NFICCDM
11/02/2004		BUSINESS LOCATIONS CHANGED	NFICCZK
04/07/2003		FIRM NAME CHANGED	NFRGYXC
04/07/2003		FORM OF ORGANIZATION CHANGED	NFRGYXC